Exhibit 99.1

STATE OF NEW YORK

PUBLIC SERVICE COMMISSION

At a session of the Public Service

Commission held in the city of

Albany on December 19, 2024

COMMISSIONERS PRESENT:

Rory M. Christian, Chair

James S. Alesi

John B. Maggiore

Uchenna S. Bright

Denise M. Sheehan

Radina R. Valova

CASE 24-E-0493 -

Petition of New York State Electric & Gas Corporation and Rochester Gas and Electric Corporation for Storm Securitization Financing Orders, Pursuant to Section 3 of the New York Utility Corporation Securitization Act, to Use Securitization to Recover Certain Recovery Costs and Approval of Tariffs Creating Each Company’s Recovery Charges to Recover Recovery Costs.

FINANCING ORDER TO RECOVER STORM RECOVERY COSTS

(Issued and Effective December 19, 2024)

BY THE COMMISSION:

This Order1 is issued pursuant to Chapter 224 of the New York Laws of 2024 (the “New York Utility Corporation Securitization Act” or the “Act”) to authorize and approve for New York State Electric & Gas Corporation (“NYSEG” or the “Company”): (a) the issuance and sale of Recovery Bonds (recovery bonds issued pursuant to this Order are hereinafter defined as the “Bonds”) in an aggregate principal amount not to exceed the Securitizable Balance (as defined herein); (b) the creation of the recovery property described in this Order (the “Recovery Property”), including the right to impose, bill and collect the recovery charges described in this

[1]

This Order deviates from the Public Service Commission’s (“Commission”) typical order format and follows the format provided in Attachment A of the petition to facilitate the rating agencies analysis. Upon careful review of the format provided in Attachment A the Commission finds that it is reasonable to use as it mirrors the format ratings agencies are familiar with and will support NYSEG having the ratings agencies award the Recovery Bonds the highest possible credit rating and thus the lowest possible cost financing for Customers.

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Order (the “Recovery Charges”), as adjusted from time to time in accordance with this Order; (c) the sale of the Recovery Property by NYSEG to a special purpose entity (the “SPE”) for the consideration described in this Order; (d) the form of tariff described in this Order indicating the amount and the ownership of the Recovery Charge; (e) the imposition, billing and collection of the Recovery Charges on, to and from Customers (as defined herein) as provided in this Order; (f) the use of the proceeds of the sale of the Bonds to pay Financing Costs (as defined in this Order) and the purchase price of the Recovery Property; and (g) the use of the proceeds of the sale of the Recovery Property to pay the approved recovery costs described in this Order. To facilitate compliance and consistency with applicable statutory provisions, this Order adopts the definitions in the Act for all terms used in this Order that are defined in the Act unless otherwise defined in this Order.

INTRODUCTION

On August 23, 2024, NYSEG submitted a joint petition with Rochester Gas and Electric Corporation (Petition) under Section 3 of the New York Utility Corporation Securitization Act. NYSEG sought authority to issue and sell securitized debt of approximately $680 million (see Attachment G to the Petition) for Storm recovery costs as defined in Section 2 of the Act, plus approximately $27.2 million of Upfront Financing Costs for NYSEG (see Attachment G to the Petition). NYSEG states that the ability to issue such securitized debt would allow it to finance storm recovery costs at a lower rate than would otherwise be possible under traditional utility financing. These savings would result in lower costs for customers and help improve the Company’s financial metrics. The Company proposes to issue the new securities pursuant to either Securities and Exchange Commission (“SEC”) Rule 144A (unregistered public offering) or SEC Rule 4(a)(2) (private placement offering).

In the Petition, the Company notes that because of the nature of the Recovery Property pledged to support the Recovery Bonds, the securitization process results in the issuance of highly rated bonds, which it notes are usually AAA(sf)2 or equivalently rated. The Company states that, as of August 6, 2024, financing the Recovery Costs would be significantly less than if traditional utility financing was used – based on an approximately 4.78 percent interest rate of the Recovery Bonds, versus 8.08 percent, which is the weighted cost of capital for NYSEG.

[2]	The designation of (sf) means structured finance.

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According to the Company, this would result in potential savings for customers of $91.6 million on a net present value basis. The average SC1 electric customer using 600 kilowatt-hours (kWh) per month would see a 5.97 percent total bill increase in the first year, and on average, a 4.78 percent bill increase over a ten-year period. The Company notes that this compares favorably to traditional utility financing and ratemaking using the weighted average cost of capital, which over amortization three-years would result in a total bill impact for the average SC 1 customer of 12.44 percent or if a ten-year amortization was used, 4.78 percent. The Company also states that securitization of the Recovery Costs would improve its cash flow and have a beneficial effect on its credit rating.

By this Order, the Commission authorizes NYSEG to issue securitized debt of approximately $680 million for Storm recovery costs plus approximately $27.2 million of Upfront Financing Costs, subject to the conditions set forth herein. Additionally, the Commission directs NYSEG to file tariff amendments to effectuate the Recovery Surcharge as discussed in this Order, waives the requirements of newspaper publication of Public Service Law (PSL) §66(12) and 16 NYCRR §720-8.1, and directs the Company to directly notify is customers on their bills or by bill insert of our approval of the Recovery Surcharge.

Over nearly the last decade, NYSEG has incurred approximately $680 million of expense to restore services to customers during storms that has yet to be collected from customers. NYSEG’s current rate allowances for storm restoration expense are insufficient to cover current storm costs let alone reduce its major storm regulatory assets related to its historical storm restoration expense. Moreover, given the current level of major storm activity, storm-related expenses are forecast to continue to outpace the amount provided for in NYSEG’s rates, thus causing its major storm regulatory assets to grow even more. Ultimately, these legacy storm costs need to be addressed and collected from Customers through rates.

In recognition of the issues confronted by public utilities and in response to the impacts of the storms, on August 14, 2024, Governor Kathy Hochul signed the Act into law creating a new mechanism (securitization) to enable public utilities to finance Recovery Costs (as defined below) at a lower rate than would otherwise be possible under traditional ratemaking, resulting in lower costs for Customers. The Act authorizes Utility corporations such as NYSEG to petition the Commission for a financing order (referred to herein as an “Order”) to finance certain storm costs incurred by such Utility corporation in connection with the restoration of service and infrastructure associated with electric power outages affecting consumers as a result of one or more storms (“Recovery Costs”) through the issuance of Recovery Bonds.

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NYSEG seeks to take advantage of the Act by obtaining this Order to allow for the recovery of its Recovery Costs through securitization.

NOTICE OF PROPOSED RULE MAKING AND COMMENT

Pursuant to the State Administrative Procedure Act (SAPA) §202(1), Notice of the Petition was published in the State Register on September 25, 2024 [SAPA No. 24-E-0493SP1]. The time for submission of comments pursuant to the Notice expired on November 25, 2024. Comments were received from the Public Utility Law Project of New York, Inc. (PULP).

In PULP’s comments, it states that it does not intend for its comments to result in any delay in issuance of this Order, but that the comments be considered “…during the Commission’s review process so that customers are adequately considered and protected during the ‘entirety of the process.’” PULP requests that the Commission (1) investigate the use of the monies received through the Revenue Charges for other utility purposes to address “underlying” issues that caused NYSEG to become an outlier on storm recovery costs among New York utilities, (2) require Department of Public Service Staff or an independent financial advisor involvement in the sale of the Recovery Bonds, and (3) require NYSEG to suspend the payment of dividends to its shareholders while the Recovery Bonds are outstanding.

PULP discusses securitization in California, Florida, and Colorado; however, it does not address any differences in the statutes, particularly as they compare to the New York Utility Corporation Securitization Act. The Commission appreciates and shares PULPs concern for NYSEG’s customers, however, we believe that securitization of the Recovery Costs will offer real benefits to them because of reduced interest expense. NYSEG states that customers would pay a lower cost than they would with traditional utility financing, estimated by NYSEG as potentially $91.6 million over a ten-year period on a net present value basis. This is a significant savings for customers, and reason enough, as discussed below, to approve the proposed issuance and sale of Recovery Bonds.

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While PULP claims that the issuance of and allocation of the revenues to be used to service the Recovery Bonds should be investigated by the Commission and that other uses of the proceeds from the sale of the Recovery Bonds should be required (i.e., storm hardening costs, vegetative management, reliability), it misunderstands the Act. The Act prohibits such a determination, as it provides that these revenues, the Recovery Charges, are not to be considered the revenues of NYSEG.3 We also reject PULP’s request that we address in this proceeding NYSEG’s storm hardening efforts and the underlying reasons why its storm costs are higher than other New York utilities. Rate cases and/or the resiliency proceeding are the appropriate proceedings in which to address these issues.4

We also reject PULP’s request that Department of Public Service Staff or an independent financial advisor be involved in the process of structuring and marketing the Recovery Bonds, as we do not expect the SPE to issue the Recovery Bonds unless there is savings to customers and the financial advisor proposed by PULP will only increase costs to be recovered from customers. In addition, the Act requires substantial reporting at least on an annual basis to the Governor, Temporary President of the Senate, the Speaker of the Assembly, the Chair of the Senate Finance Committee and the Chair of the Assembly Ways and Means Committee and the Commission, the billing and collection of Recovery Charges, application of Recovery Charge revenues to service the Recovery Bonds and other information.5 Thus we will be able to monitor all aspects of the securitization process. Finally, we reject PULP’s proposal that we require Avangrid to suspend the issuance of dividends to shareholders until the Recovery Bonds are completely discharged. PULP offers no explanation of why this proposal is appropriate, no analysis of what impact on this would have on Avangrid over the ten-year term of the Recovery Bonds.

[3]

New York Utility Corporation Securitization Act, §3(9)(a). Since these revenues are not revenues of the Company, the provisions of PSL §66(12) regarding the process for reviewing proposed major rate changes is not triggered, nor does PSL §65(1) apply here.

[4]	Case 22-E-0222, Proceeding on Motion of the Commission Concerning Electric Utility Climate Vulnerability Studies and Plans.
[5]	New York Utility Corporation Securitization Act, §(3)12.

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DISCUSSION

As used in this Order, the term “Customer” shall mean any NYSEG “consumer” as defined by the Act; the term “Service Area” shall mean the service area as defined by the Act, i.e. the geographical area within which NYSEG provided electric distribution services as of December 19, 2024, the date of this Order; the term “Servicer” shall mean NYSEG as initial servicer and any successor servicer; and the term “Securitizable Balance” shall mean an amount equal to the Recovery Costs of approximately $680 million plus Upfront Financing Costs (as defined herein and including accrued carrying costs on the Recovery Costs from and including July 1, 2024 through the proposed issuance of the Bonds, such Up-Front Financing Costs are estimated to be approximately $27.2 million in the aggregate).

Upon the issuance of the Bonds, NYSEG, as Servicer, and on behalf of the SPE, shall impose, bill and collect, from current and future Customers of electric transmission or distribution services, or both, in the Service Area under rate schedules or special contracts approved by the Commission, the Recovery Charges, as adjusted from time to time in accordance with this Order, until the principal of and interest on the Bonds and the related Ongoing Financing Costs have been paid in full.

This Order includes a true-up mechanism requiring that the Recovery Charges be reviewed and adjusted at least semi-annually, to correct for any over-collection or under-collection of Recovery Charges and to provide for timely payment of scheduled principal of and interest on the Bonds, the payment and recovery of all other Ongoing Financing Costs and, to the extent required, replenishing the capital subaccount as described in this Order.

This Order shall be operative and in full force and effect on the date of its issuance. After the earlier of the transfer of the Recovery Property to an assignee or the issuance of the Bonds authorized hereby, this Order will become irrevocable until the indefeasible payment in full of the Bonds and the financing costs and, provided that, except as provided in subdivision 8 of Section 3 of the Act or to implement any true-up mechanism adopted by this Commission as described in subdivision (f) of subdivision 5 of Section 3 of the Act, this Commission may not amend, modify, or terminate this Order by any subsequent action or reduce, impair, postpone, terminate, or otherwise adjust the Recovery Charges approved in this Order, provided nothing shall preclude limitation or alteration if and when full compensation, including full cost recovery, is made for the full protection of the Recovery Charges collected pursuant to this Order and the full protection of the holders of the Bonds and any assignee or financing party. In accordance with subdivision 11 of section 3 of the Act, the validity of this Order may only be challenged by an aggrieved party pursuant to an action, suit or proceeding filed directly in the Supreme Court, Appellate Division, Third Judicial Department, within thirty days after this Order becomes final.

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DESCRIPTION OF PROPOSED TRANSACTION FINDINGS OF FACT

1. Storm Recovery Activities: In response to recent major storms, NYSEG has incurred costs related to the restoration of service and infrastructure, including but not limited to mobilization, staging, and construction, reconstruction, replacement, or repair of its electric generation, transmission, and distribution facilities. In addition, NYSEG has incurred other incremental restoration costs that have been deferred including incremental labor and the related applicable payroll taxes and incremental accounts payable. Incremental labor is overtime paid to union and non-union employees consistent with corporate pay policies in conjunction with the storm event. Incremental accounts payable includes, but is not limited to, the following: tree trimming; mutual aid; other contractor/temporary employees; communication (excluding communication costs for cell phone usage); dry ice; water; lodging; food; miscellaneous employee expenses; transportation expenses that do not originate from NYSEG; use taxes; and materials and supplies costs that NYSEG would not have incurred except for the major storm event.

Recovery Costs: NYSEG has identified its Recovery Costs, as outlined in Exhibit G to the petition, to be approximately $707 million. As identified in the Petition, this amount includes $679,576,305 of storm recovery costs plus an estimated $27.2 million of Upfront Financing Costs.

The Commission finds that it is appropriate to recover these storm recovery costs through an issuance of Bonds pursuant to the Act. If, subsequent to the issuance of the Bonds, the Commission identifies any unsupported major storm expense requiring downward adjustment in NYSEG’s storm regulatory asset balance as of June 30, 2024, NYSEG will establish a regulatory liability equivalent to the adjustment to be refunded to customers in its next base rate case, provided that no such adjustment or refund shall impact the Bonds, the Recovery Property or the Recovery Charges. Any such regulatory liability will accrue carrying charges at the weighted average cost of capital.

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It is appropriate for NYSEG to be able to recover carrying costs from and including July 1, 2024 through the proposed issuance of the Bonds. The Commission finds that the current estimate of carrying charges is appropriate and should be updated by NYSEG through the issuance advice letter process to reflect the actual amount of carrying costs accrued to the date the Bonds are issued.

2. Upfront Financing Costs: The Commission finds that the issuance of the Bonds will require the payment of the upfront financing costs described as follows (the “Upfront Financing Costs”):

•	expenses associated with the efforts to prepare or obtain approval of this Order, or any order adopted contemporaneously with this Order;

•	fees and expenses associated with the structuring, marketing, and issuance of the Bonds, including but not limited to:

•	underwriting and placement fees and expenses;

•	legal fees and expenses of NYSEG and the SPE;

•	legal fees and expenses of underwriters’ counsel;

•	rating agency fees;

•	capitalized interest;

•	Indenture Trustee fees (including counsel fees);

•	structuring agent fees and expenses of NYSEG;

•	operational and IT development;

•	accounting and auditing fees;

•	SEC registration fee;

•	original issue discount;

•	accrued carrying costs from and including July 1, 2024 through the issuance of the Bonds;

•	printing and marketing expenses; and

•	miscellaneous.

The Commission recognizes that the amounts and types of Upfront Financing Costs will be determined on or about the date of sale of the Bonds, as such costs are dependent upon the final sizing of the Bonds and marketing and rating agency considerations. The Commission finds that it is appropriate for the Issuance Advice Letter (defined below) to include an estimate of Upfront Financing Costs based upon the final sizing of the Bonds, and estimates from counsel, advisors, underwriters, rating agencies, the Indenture Trustee, accountants, printers, and other professionals and agents, and other factors in light of then-current information.

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Notwithstanding subdivision (l) of subdivision 5 of Section 3 of the Act, the Commission finds that if the actual amount of Upfront Financing Costs is less than the amount financed through the issuance of the Bonds, the excess amount shall be reflected in the first true-up adjustment (as described herein). If the actual amount of Upfront Financing Costs incurred is in excess of the amount financed, then NYSEG will have the right to collect such excess amount through the establishment of a regulatory asset.

3. Securitizable Balance: Based on the evidence presented the Commission finds that NYSEG is authorized to recover up to $680 million of Recovery Costs plus Upfront Financing Costs (including accrued carrying costs on the Recovery Costs from and including July 1, 2024 through the proposed issuance of the Bonds) (the “Securitizable Balance”).

4. Structure of the Bonds: Based upon the estimated amounts of Recovery Costs plus Upfront Financing Costs (including accrued carrying costs on the Recovery Costs from and including July 1, 2024 through the proposed issuance of the Bonds), the Commission finds that the initial principal amount of the Bonds to be issued shall not exceed the Securitizable Balance.

The Bonds are expected to be issued on a date that is after the time for any challenges or appeals to this Order has expired.

The Bonds will be issued by a bankruptcy-remote SPE, which will likely be a Delaware limited liability company with NYSEG as its sole member. The SPE will be formed for the limited purposes of acquiring Recovery Property, issuing the Bonds in one or more tranches, and performing other activities relating thereto or otherwise authorized by this Order. The SPE will not be permitted to engage in any other activities and will have no assets other than the Recovery Property and related assets to support its obligations under the Bonds. Obligations relating to the Bonds will be the SPE’s only material liabilities. These restrictions on the activities of the SPE and restrictions on the ability of NYSEG to take action on the SPE’s behalf are imposed to achieve the objective that the SPE will be bankruptcy-remote and not affected by a bankruptcy of NYSEG or any other person. The SPE will be managed by a board of directors or a board of managers with rights and duties similar to those of a board of directors of a corporation. As long

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as the Bonds remain outstanding, the SPE will be overseen by at least one independent director or manager whose approval will be required for any bankruptcy-related actions and certain other major actions or organizational changes. The SPE’s organizational documents, including any operating agreement, shall require unanimous consent of all directors or managers (including any independent director or manager) in order to file a voluntary bankruptcy petition. The SPE will not be permitted to amend the provisions of the organizational documents or any operating agreement that relate to bankruptcy-remoteness of the SPE without the consent of the independent directors or managers.

The Bonds are expected to be structured as follows: one or more series and/or tranches Bonds with different maturities and amortization schedules. Each series or tranche of the Bonds is expected to have a scheduled final payment date (a date by which such series or tranche is expected to be paid in full, based on the expected receipt of Recovery Charges) and a legal final maturity date (a date by which the final principal payment on such series or tranche must be paid in order to avoid a default under the transaction documents and which is expected to be no more than three (3) years after the scheduled final payment date); provided that the legal final maturity date for any series or tranche of the Bonds shall be no later than 13 years after the date of issuance of the Bonds.

5. Ongoing Financing Costs: The Commission finds that the terms of the Bonds will require the payment of the following ongoing financing costs (the “Ongoing Financing Costs” and together with the Upfront Financing Costs, “Financing Costs”):

•	Servicing fee (NYSEG as Servicer) (0.05%) /Third Party Servicer (0.60%) of the initial aggregate principal amount of Bonds) plus reasonable out-of-pocket expenses;

•	Administration fee plus reasonable out-of-pocket expenses;

•	Accounting fees and expenses;

•	Legal fees and expenses;

•	Rating Agency fees and expenses;

•	Indenture Trustee Fees and expenses;

•	Independent Manager fees;

•	Return on Equity;

•	Miscellaneous; and

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•	Reimbursement for any taxes or fees payable by NYSEG imposed on any Recovery Charge revenues.

The Commission recognizes that most Ongoing Financing Costs will not be known until after this Order is finalized, e.g. the expected principal and interest payable on the Bonds will not be known until the Bonds are priced, the fees may be estimated at the time the Bonds are issued but they may increase over the life of the Bonds, the expenses will vary from year to year depending upon what services or activities are required to be performed in each year. The Commission finds that it is appropriate for the Issuance Advice Letter to include an estimate of the annual Ongoing Financing Costs that are likely to be incurred based upon the final sizing of the Bonds, estimates from counsel, advisors, underwriters, rating agencies, the Indenture Trustee, accountants, printers, and other professionals and agents, and other factors in light of then-current information.

6. Customer-Savings Benefit: Recovery Costs and associated upfront Financing Costs (including accrued carrying charges on the Recovery Costs from and including July 1, 2024 through the proposed issuance of the Bonds) through securitization will benefit NYSEG’s Customers. In order to calculate the net present value of securitization, NYSEG compared what the charge to its Customers would look like if it recovered the recovery costs plus carrying charges under the “as is” methodology over 10 years and compared it to the Customer charge for securitization. The “before securitization” assumed NYSEG would continue to incur carrying charges on the storm regulatory asset at the weighted average cost of capital and the recovery period would be 10 years. NYSEG then determined the costs that would be incurred if it securitized the recovery costs (including upfront and ongoing charges) at the proforma cost of debt based on market conditions as of August 6, 2024. A discount rate equivalent of the estimated weighted average interest rate of the Bonds of 4.78% was used. The discounted difference in Customer charges was then compared.

The securitization is expected to enable financing of NYSEG’s Recovery Costs at a lower cost than traditional ratemaking would allow (approximately 4.78% based on market conditions as of August 6, 2024 versus 8.08%, the weighted average cost of capital for NYSEG) and these benefits will flow directly to Customers. Using these assumptions, NYSEG estimates that recovery of its Recovery Costs and associated Upfront Financing Costs through securitization will result in expected Customer cost-saving benefits of approximately $91.6 million on a net present value basis.

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Based on the evidence presented by NYSEG, the Commission finds that the proposed financing through the issuance of Bonds and the imposition and collection of Recovery Charges are expected to provide quantifiable benefits to Customers as compared to the costs that would have been incurred absent the issuance of the Bonds and that the net present value of the costs to Customers that are estimated to result from the financing through the issuance of Bonds is less than the net present value of costs of the application of the traditional method of financing and recovering the Recovery Costs from Customers.

7. Benefits to Customers: While the issuance of the Bonds will be the first utility securitization transaction for NYSEG, Avangrid Inc. (NYSEG’s parent company) and its other utility operating company affiliates have many years of experience in issuing long-term debt in both the public and private markets. Avangrid Inc. currently has more than $9.8 billion in outstanding debt in the public and private debt markets and has issued nearly $6 billion in those markets over the last five years. All of these debt instruments have been authorized, marketed, and issued with the assistance of advisors and underwriters utilizing practices that are standard for the issuance of such instruments in recognized markets for long-term debt. In every case, the fundamental terms applicable to these borrowings were established at the time of issuance of the securities and, in every case, best efforts were utilized to minimize the costs inherent in these borrowings, which are ultimately paid for by Customers. The Commission finds that the proposed structuring and pricing of the Bonds are expected to result in the lowest Recovery Charges consistent with market conditions at the time the Bonds are priced and terms set forth in this Order.

The benefits found by the Commission in Finding of Fact paragraphs 6 and 7 are referred to as the “Statutory Cost Objectives.”

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8. Allocation Methodology – Customer Service Classes: The Commission finds that the Recovery Charge shall be initially allocated to Customer service classes based on NYSEG’s Rate Case applicable year delivery service revenues pursuant to its most recent three- year rate plan in Cases 22-E-0317 and 22-E-0319 (the “2023 Rate Plan”)6 and will subsequently be allocated to Customer service classes based on delivery service revenues under NYSEG’s subsequent rate plans in accordance with the allocation effective at the start of each succeeding rate year. The Recovery Charges will be updated to reflect the new allocation methodology through the application of the True-Up Mechanism described in Finding of Fact Paragraph 12.

9. Net Metering Customers: The Commission finds that the Recovery Charge shall be applied to net metered Customers consistent with other rates and charges applied to such Customers.

10. Partial Payments: The Commission finds that in the event of a Customer’s partial payment of a bill, such partial payment shall be applied to all charges on the bill, including without limitation all Recovery Charges, other similar securitization charges and other billed amounts on a pro-rata basis consistent with NYSEG’s current process for allocating partial payments.

11. Recovery Charges Generally: The Commission finds that it is appropriate to identify the Recovery Charges included in each Customer’s bill by means of a separate line item and include either the rate or the amount of the Recovery Charge in each bill and a statement to the effect that the Recovery Charges were approved pursuant to this Order issued to NYSEG and that the Recovery Property has been transferred to an assignee, a statement to the effect that the assignee is the owner of the rights to the Recovery Charges and that NYSEG or another entity, if applicable, is acting as a collection agent or Servicer for the assignee.

12. True-Up Mechanism: The Commission finds that the true-up mechanism and mathematical formula described in Exhibit B to this Order (the “True-Up Mechanism”) shall be used to determine the initial Recovery Charge, which shall be specified in the Issuance Advice Letter and the tariff. The Commission finds that the True-Up Mechanism shall thereafter be applied at least semi-annually (and quarterly beginning 12 months prior to the final scheduled Bond payment date of the latest maturing tranche of bonds) to correct for any over-collection or under-collection of Recovery Charges and to provide for timely payment of scheduled principal

[6]	Cases 22-E-0317 and 22-E-0319, NYSEG – Electric and Gas Rates, Order Adopting Joint Proposal (issued October 12, 2023).

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of and interest on the Bonds and the payment, recovery of all other Ongoing Financing Costs and, to the extent required, replenishing the capital subaccount. Each adjustment to the Recovery Charge Statement setting forth the Storm Recovery Surcharge rates shall be filed with the Commission not less than five (5) days prior to the effective date of the compliance tariff statement and automatically become effective on the effective date set forth in the compliance tariff statement. The Commission’s review of any adjustment pursuant to the true-up mechanism will be limited to mathematical or clerical errors and any such errors discovered in such review shall be addressed in a subsequent True-Up adjustment filing.

The Commission finds that the True-Up Mechanism set forth herein and in Exhibit B hereto is just and reasonable and will reduce the risks related to the Bonds, resulting in lower Recovery Charges and greater benefits to Customers. The Commission finds that it is desirable that each adjustment to the Recovery Charges take effect as described in such Exhibit B.

13. Recovery Property: The Recovery Property means the property rights and interests created pursuant to the Act, including but not limited to any and all right, title, and interest: (i) in and to the Recovery Charges established pursuant to the Order, as approved by the Commission and adjusted from time to time in accordance with the Order; (ii) in and to all revenues, collections, claims, payments, money, or proceeds of or arising from the Recovery Charges, regardless of whether such revenues, collections, claims, payments, money, or proceeds are imposed, billed, received, collected, or maintained together with or commingled with other revenues, collections, claims, payments, money, or proceeds; and (iii) in and to all rights to obtain periodic adjustments to the Recovery Charges pursuant to the terms of this Order.

The Commission finds that the Recovery Property shall be created by operation of law upon the issuance of the Bonds.

14. Basic Documents: NYSEG shall engage one or more underwriters for the issuance of the Bonds. The underwriter(s) will assist NYSEG in structuring a transaction that is best tailored to then existing market conditions, investor preferences and rating agency expectations. NYSEG proposed the Bonds be offered in an SEC-registered offering, but requested flexibility to offer the Bonds through other sales options, including pursuant to Rule 144A/Regulation S if such other options would result in a better outcome for Customers. The

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Commission therefore finds it necessary to grant NYSEG flexibility and authority to pursue other sales options that result in the achievement of the Statutory Cost Objectives for Customers consistent with market conditions at the time the Bonds are priced. By allowing NYSEG flexibility to determine which of the above issuance structures are best tailored to then existing rating agency considerations, market conditions, and investor preferences, the financing of the Recovery Costs can be expected to result in the lowest Recovery Charge consistent with market conditions at the time the Bonds are priced and the terms set forth in this Order.

NYSEG and the SPE will enter into an agreement (an Underwriting Agreement or Purchase Agreement, collectively and “Underwriting Agreement”) with a purchaser, senior underwriter or underwriters, as representative of one or more purchasers or underwriters, to sell the Bonds.

NYSEG proposed that the SPE will enter into an indenture (the “Indenture”) with a bank or trust company to act as initial indenture trustee (the “Indenture Trustee”) pursuant to which the Bonds are to be issued. NYSEG further proposed that it shall act as initial Servicer to perform all duties relating to the Recovery Property and the Bonds. The Commission finds that a servicing fee of 0.05% of the initial aggregate principal amount of the Bonds, assuming NYSEG is acting as servicer, together with the reimbursement of reasonable out-of-pocket expenses incurred by the Servicer in the performance of its duties as Servicer, is reasonable and approximates the estimated incremental cost of imposing, billing and collecting the Recovery Charges, preparing servicing reports and performing other customary servicing services required in connection with the Bonds. In addition to the servicing fee identified herein, the Commission finds that in order to achieve the highest credit rating for the Bonds and ultimately satisfy the Statutory Cost Objectives, it is appropriate for the Commission to authorize a servicing fee of up to 0.60% of the initial aggregate principal amount of the Bonds together with the reimbursement of reasonable out-of-pocket expenses if NYSEG or any affiliate or successor of NYSEG is no longer the Servicer.

At the time the Bonds are issued NYSEG will enter into an agreement (the “Sale Agreement”) for the sale of the Recovery Property by NYSEG to the SPE as contemplated by Section 5 of the Act. The Commission finds that such sale shall be a true sale and absolute transfer of the Recovery Property from NYSEG to the SPE.

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As the SPE will have no employees, NYSEG proposes that it will act as administrator pursuant to an administration agreement entered into between NYSEG and the SPE. The Commission finds that an administration fee of $62,500 per annum and (without duplication) for the reimbursement of all reasonable out-of-pocket expenses incurred by NYSEG payable in installments on each Bond payment date, is reasonable.

15. Collateral Accounts: The Commission finds that it is appropriate and desirable that NYSEG create a collection account (with several subaccounts as described herein) and such other accounts and subaccounts described in the Indenture with the Indenture Trustee.

General Subaccount: The Indenture Trustee will deposit the Recovery Charge remittances that the Servicer remits to the Indenture Trustee for the account of the SPE into one or more segregated trust accounts and allocate the amount of those remittances to the general subaccount. The Indenture Trustee will, on a periodic basis, apply moneys in this subaccount to pay principal of and interest on the Bonds, to pay other Ongoing Financing Costs and, to the extent required, replenish the capital subaccount. The funds in the general subaccount may be invested by the Indenture Trustee in short-term high-quality investments, and such funds (including, to the extent necessary, investment earnings) will be applied by the Indenture Trustee to pay principal of and interest on the Bonds and other Ongoing Financing Costs, and otherwise in accordance with the terms of the Indenture.

Capital Subaccount: NYSEG will make a capital contribution to the SPE, which the SPE will deposit into the capital subaccount. The amount of the capital contribution will be not less than 0.50% of the initial aggregate principal amount of the Bonds, although the actual amount will depend on tax and rating agency requirements. The capital subaccount will serve as collateral to ensure timely payment of principal of and interest on the Bonds and other Ongoing Financing Costs. Any funds drawn from the capital subaccount to pay these amounts due to a shortfall in the Recovery Charge remittances will be replenished through future Recovery Charges remittances. The funds in the capital subaccount may be invested by the Indenture Trustee in short-term high-quality investments, and such funds (including investment earnings) will be used by the Indenture Trustee to pay principal of and interest on the Bonds and other Ongoing Financing Costs. NYSEG will be authorized to receive a return on the capital contribution equal to the weighted average cost of capital (“WACC”) of NYSEG, which for Rate

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Year 2 is 8.08%. This return amount will be adjusted from time to time as a result of changes authorized to NYSEG’s cost of capital in future rate cases and will be an Ongoing Financing Costs recoverable through the Recovery Charges. Upon payment of the principal amount of all Bonds and the discharge of all obligations that may be paid by use of Recovery Charges, all amounts remaining in the capital subaccount at that time, will be released to the SPE for payment to NYSEG. NYSEG will account for any investment earnings on funds in the capital subaccount in a reconciliation in a general rate case and such amounts will be credited to Customers.

Excess Funds Subaccount: The excess funds subaccount will hold any Recovery Charge remittances and investment earnings on the collection account in excess of the amounts needed to pay current principal of and interest on the Bonds, to pay other Ongoing Financing Costs and, to the extent required, replenish the capital subaccount. Any balance in or allocated to the excess funds subaccount on a true-up adjustment date will be subtracted from the total periodic payment requirement calculation for purposes of the true-up adjustment. The money in the excess funds subaccount may be invested by the Indenture Trustee in short-term high-quality investments, and such money (including investment earnings thereon) will be used by the Indenture Trustee to pay principal and interest on the Bonds and other Ongoing Financing Costs.

Other credit enhancements in the form of subaccounts may be utilized for the transaction provided that the use of such subaccounts is consistent with the Statutory Cost Objectives. For example, NYSEG does not propose use of an overcollateralization subaccount. Under Rev. Proc. 2005-62 issued by the IRS, as modified by Rev. Proc. 2024-15, the use of an overcollateralization subaccount is not necessary for favorable tax treatment nor does it appear to be necessary to obtain AAA(sf) ratings for the proposed Bonds. If NYSEG subsequently determines that use of an overcollateralization subaccount or other subaccount is necessary to obtain AAA(sf) ratings from the rating agencies or will otherwise increase the quantifiable net present value benefits of the transaction, NYSEG may implement such subaccounts to reduce Recovery Charges.

The collection account and the subaccounts described above are intended to provide for full and timely payment of scheduled principal of and interest on the Bonds, other Ongoing Financing Costs. If the amount of Recovery Charges remitted to the general subaccount is insufficient to make all scheduled payments of principal and interest on the Bonds and to make

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payment of all other Ongoing Financing Costs, the excess funds subaccount and the capital subaccount will be drawn down, in that order, to make those payments. Any deficiency in the capital subaccount due to such withdrawals must be replenished to the capital subaccount on a periodic basis through the true-up process as discussed in Finding of Fact paragraph 12. In addition to the foregoing, there may be such additional accounts and subaccounts as are necessary to segregate amounts received from various sources, or to be used for specified purposes. Such accounts will be administered and utilized as set forth in the Servicing Agreement and the Indenture. Upon the maturity of the Bonds and the discharge of all obligations in respect thereof, remaining amounts in the collection account, other than amounts remaining in the capital subaccount, will be released to the SPE and equivalent amounts will be credited by NYSEG to Customers. In addition, upon the maturity of the Bonds, any subsequently collected Recovery Charges shall be credited to Customers.

16. Issuance Advice Letter: The Commission contemplates that the initial Servicer will submit with the Secretary to the Commission, no later than the first business day after the pricing of the Bonds, an Issuance Advice Letter in substantially the form attached hereto as Exhibit C (the “Issuance Advice Letter”). NYSEG may proceed with the issuance of the Bonds unless, prior to noon on the fourth business day after pricing, the Commission issues an order directing that the Bonds as proposed shall not be issued and the basis for that disapproval.

Prior to submitting the Issuance Advice Letter, NYSEG will submit a draft Issuance Advice Letter to the Department of Public Service Staff for review not later than two weeks before the expected date of commencement of marketing the Bonds. The Department of Public Service Staff will review the Issuance Advice Letter and within seven (7) days provide feedback to NYSEG based on the expected progression of structuring and pricing of the Bonds.

17. Submission to the Commission Governor, Senate and Assembly: At least annually, NYSEG shall file, on behalf of the SPE, with this Commission, the Governor, the Temporary President of the Senate, the Speaker of the Assembly, the chair of the Senate finance Committee and the chair of the Assembly Ways and Means committee, a periodic report showing the billing and collection of Recovery Charges, the application of Recovery Charge revenues to debt service on the Bonds, other Ongoing Financing Costs and, to the extent required, replenishing the capital subaccount, and the balances in the collection account (and any subaccount thereunder).

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18. Approval: Consistent with the provisions of the Act, the Commission finds that the financing proposed by this Order is prudent and will provide net benefits to NYSEG’s customers.

CONCLUSIONS OF LAW

1. Jurisdiction and Authority: The Commission has jurisdiction and authority to adopt this Order.

2. Compliance with Act: The structure of the Bonds is consistent with the Act, and the Bonds are recovery bonds under the Act. The Recovery Costs are approved recovery costs under the Act. The Recovery Property is recovery property under the Act. The Recovery Charges are recovery charges under the Act. This Order meets the requirements of a financing order under the Act.

3. Irrevocability of Order: After the earlier of the transfer of the Recovery Property to an assignee or the issuance of the Bonds authorized hereby, this Order will become irrevocable until the indefeasible payment in full of the Bonds and the financing costs.

4. Irrevocability of the Recovery Charges: As provided in subdivision (g) of subdivision 5 of Section 3 of the Act, except pursuant to the True-Up Mechanism approved in this Order, the Commission may not amend, modify, or terminate this Order by any subsequent action or reduce, impair, postpone, terminate or otherwise adjust the Recovery Charges, as approved in this Order, provided nothing shall preclude limitation or alteration if and when full compensation, including full cost recovery, is made for the full protection of the Recovery Charges collected pursuant to this Order and the full protection of the holders of the Bonds and any assignee or financing party.

5. True-Up Mechanism: As authorized by subdivision (f) of subdivision 5 of Section 3 of the Act, the True-Up Mechanism proposed by NYSEG, and all other obligations of the State and the Commission set forth in this Order, will be irrevocable, final and effective without further action by the Commission, or any other entity, upon issuance of the Bonds as provided in this Order and will be legally enforceable against the State and the Commission. The Recovery Charges will be updated to reflect the new allocation methodology through the application of the True-Up Mechanism described in Finding of Fact Paragraph 12.

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6. Non-bypassability: As provided in subdivision 11 of Section 2 of the Act, for so long as the Bonds are outstanding, the Recovery Charges shall be imposed on current and future Customer bills and will be collected by NYSEG or its successors, the SPE or a collection agent, in full, and paid by existing and future Customers receiving transmission or distribution service, or both, within the Service Area from NYSEG or its successors or assignees under rate schedules or special contracts approved by this Commission. The Recovery Charges shall be non-bypassable and imposed on all Customers in the Service Area and collected by NYSEG or its successor, agent subcontractor, assignee, or collection agent as permitted by this Order.

7. Indemnities: Any indemnity payments required to be paid pursuant to agreements entered into in connection with the sale of the Bonds will be Ongoing Financing Costs recoverable pursuant to this Order and the Act.

8. Partial Payments: To the extent that any Customer makes a partial payment of a bill, such partial payment shall be applied to all charges on the bill, including without limitation all Recovery Charges, other similar securitization charges and other billed amounts on a pro-rata basis consistent with NYSEG’s current process for allocating partial payments.

9. True Sale: As provided in subdivision 1 of section 5 of the Act, the sale and assignment of the Recovery Property to the SPE as contemplated by this Order shall be treated as an absolute transfer and true sale of, and not a security interest in, the transferor’s right, title and interest in, to and under the Recovery Property, other than for federal, state and local income and franchise tax purposes. As provided in subdivision 3 of section 5 of the Act, the transfer of the Recovery Property shall be perfected and take effect against all third parties including, but not limited to, subsequent lien creditors when the transfer has become effective between NYSEG and the SPE and when a financing statement given notice of the sale, assignment and transfer in accordance with subdivision 4 of section 5 of the Act. As provided in subdivision 2 of section 5 of the Act, the characterization of the sale, assignment or transfer as an absolute transfer and true sale and the corresponding characterization of the property interest of the purchaser, shall not

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adversely be affected or impaired by, among other things, the occurrence of any of the following factors: (i) commingling of amounts arising with respect to the Recovery Property with other amounts; (ii) retention by NYSEG, as the seller, of a partial or residual interest, including an equity interest or entitlement to any surplus, in the Recovery Property, whether direct or indirect, or whether subordinate or otherwise; (iii) any recourse that the SPE, as assignee, may have against the seller, except that any such recourse shall not be created, contingent upon, or otherwise occurring or resulting from the inability or failure of one or more of the Customers to timely pay all or a portion of the recovery charge; (iv) any indemnifications, obligations, or repurchase rights made or provided by the seller, except that such indemnity or repurchase rights shall not be based solely upon the inability or failure of a seller’s Customers to timely pay all or a portion of the recovery charge; (v) the seller acting as the collector of the Recovery Charges or the existence of any contract described in subdivision (k) of subdivision 5 of section 3 of the Act; (vi) the contrary or other treatment of the sale, assignment, or other transfer for tax, financial reporting, or other purposes; (vii) the granting or providing to holders of the Bonds of a preferred right to the Recovery Property or credit enhancement by the utility corporation or its affiliates with respect to the Bonds; or (viii) the status of the assignee as a direct or indirect wholly owned subsidiary or other affiliate of the utility corporation. As provided in subdivision (e) of subdivision 5 of section 3 of the Act, the Recovery Property may be sold, assigned or transferred by NYSEG to a wholly owned subsidiary or another assignee, any of which shall be the issuer of the Bonds.

10. Pledge of Recovery Property: As provided in section 6 of the Act, all or any portion of the Recovery Property may be pledged to secure the payment of the Bonds, amounts payable to financing parties, amounts payable to holders of the Bonds, amounts payable under any ancillary agreement and other Ongoing Financing Costs. As provided in subdivision 3 of section 6 of the Act, a security interest in the Recovery Property is valid and enforceable against NYSEG and its successor or an assignee and third parties and attaches to the Recovery Property only after all of the following conditions have been met: i) the issuance of a financing order; ii) the execution and delivery of a security agreement with a financing party in connection with the issuance of the Bonds; and (iii) the receipt of value for the Bonds.

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11. Existence of Recovery Property: As provided in subdivision 1 of section 4 of the Act, the Recovery Property created pursuant to this Order shall constitute an existing, present property right. As provided in subdivision 2 of section 4 of the Act, all Recovery Property created pursuant to this Order shall continue to exist until the Bonds issued pursuant to this Order are paid in full and all Ongoing Financing Costs have been recovered in full.

12. Successors: As provided in subdivision 8 of section 4 of the Act, any successor to NYSEG, whether pursuant to any reorganization, bankruptcy, or other insolvency proceeding or whether pursuant to any merger or acquisition, sale, or other business combination, or transfer by operation of law, as a result of NYSEG restructuring or otherwise, shall perform and satisfy all obligations of, and have the same rights under this Order as NYSEG under this Order in the same manner and the same extent as NYSEG, including collection and payment of any revenues and proceeds of the Recovery Property to any person entitled thereto.

13. Bankruptcy: As provided in subdivision (j) of subdivision 5 of section 3 and subdivision 8 of section 4 of the Act, this Order shall remain in full force and effect and unabated notwithstanding any bankruptcy, reorganization, or other insolvency proceedings, or merger or sale, with respect to NYSEG or any successor or assignee.

14. Setoff, Counterclaim or Defense: As provided in subdivision 7 of section 4 of the Act, the interest of an assignee or secured party in Recovery Property specified in a financing order shall not be subject to setoff, counterclaim, surcharge, or defense by NYSEG or any other person, or in connection with the reorganization, bankruptcy, or other insolvency of NYSEG or any successor or assignee.

15. Sequestration: As provided in subdivision 6 of section 4 or subdivision 7 of section 6 of the Act, if default occurs under the terms of the Bonds or NYSEG defaults on any required payment of Recovery Charges, the Supreme Court, Albany County, upon petition by an interested party and without limiting any other remedies available to the applying party, shall order sequestration and payment of the revenues arising from the recovery property to the financing parties or their representatives.

16. Third-party Billers: The Commission herein provides that, in the event that there is a change in the manner of regulation of utility corporations, which allows third parties other than the Servicer to bill and collect Recovery Charges, the Recovery Charges shall be billed, collected and remitted to the Servicer in a manner that will not cause any of the then current credit ratings of the Bonds to be suspended, withdrawn or downgraded.

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17. State Pledge: As provided in section 9 of the Act, the State of New York has pledged and agreed with the holders of the Bonds, any assignee and all financing parties that the state will not in any way take or permit any action that limits, alters or impairs the value of recovery property or, except as required by the True-up Mechanism described in this Order, reduce, alter or impair the Recovery Charges that are imposed, collected and remitted for the benefit of the owners of the Bonds, any assignee, and all financing parties, until all principal, interest and redemption premium in respect of the Bonds, all other Financing Costs and all amounts to be paid to an assignee or financing party under an ancillary agreement are paid or performed in full. As further provided in section 9 of the Act, the foregoing pledge may be included in the Bonds, the Indenture, the offering memorandum or official statement, and other ancillary agreements and documentation related to the issuance and marketing of the Bonds.

18. Not Public Debt: As provided in Section 8 of the Act, the Bonds are not a debt or a general obligation of the state or any of its political subdivisions, agencies, or instrumentalities and are not a charge on their full faith and credit. The Bonds shall not, directly or indirectly or contingently, obligate the state or any agency, political subdivision, or instrumentality of the state to levy any tax or make any appropriation for payment of the Bonds, other than for paying recovery charges in their capacity as a Customer.

19. Legal Investments: As provided in subdivision 10 of section 2 of the Act, the Bonds are legal investments for financial institutions, insurance companies, fiduciaries, and other persons that require statutory authority regarding legal investment.

TARIFF AMENDMENTS

As an initial matter, given the adopted tariff amendments will become effective on January 1, 2025, the advanced notification of newspaper publication of the proposed tariff changes in the Petition required pursuant to PSL §66(12) and 16 NYCRR §720-8.1 is waived.

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Attachment C to the Petition presents proposed tariff amendments to establish the Recovery Charge. The Commission determines that the proposed tariff amendments are reasonable and consistent with the mechanics and operating of the Recovery Charge as described in this Order. As such, the Company is directed to file tariff amendments on not less than four business days’ notice to effectuate the Recovery Charge on January 1, 2025. The Company is directed to use the line item “Recovery Charge” instead of the proposed “Storm Recovery Surcharge” on customer bills which will allow for more consistency between the Company’s tariff and what appears on the line item of customer bills. The Commission also directs the use of a “Recovery Charge Statement” or “RCS” instead of the “Storm Recovery Surcharge Statement” to provide better transparency for customers and to allow consistency with what the customers will see for the line item on their bills.

The Recovery Charge Statement shall be initially filed with zero rates and updated once the Recovery Charge is known. The RCS shall be filed on not less than one days’ notice to reflect any interim or updated surcharged rates to allow the appropriate recovery of the storm costs. The Company is directed to provide its customers with notification of the Commission’s determination in this proceeding, within 120 days of the issuance of this Order, by notification on their bills or by bill insert and waives the newspaper publication requirements of PSL §66(12) and 16 NYCRR §720-8.1. Waiver is appropriate in this instance given the additional newspaper publication costs and the time to secure the Bonds and determine the appropriate bill impacts. The Company shall file with the Secretary to the Commission proof of such notification within 120 days of issuance of this Order.

ORDERING PARAGRAPHS

The Commission Orders:

1. The Commission hereby approves the recovery and payment of (i) the Recovery Costs and (ii) the Upfront Financing Costs (including accrued carrying costs on the Recovery Costs from and including July 1, 2024 through the proposed issuance of the Bonds), in an amount not to exceed the Securitizable Balance from the proceeds of the sale of the Recovery Property.

2. The Commission hereby approves the Recovery Costs, including the Upfront Financing Costs and Ongoing Financing Costs identified in the form of Issuance Advice Letter attached as Exhibit C, as approved Recovery Costs within the meaning of the Act.

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3. The Commission hereby approves the sale of the Recovery Property to the Special Purpose Entity for an amount equal to the proceeds of the sale of the Bonds less the amount required to pay all Upfront Financing Costs by New York State Electric & Gas Corporation known to or estimated by New York State Electric & Gas Corporation at the time of the sale of the Bonds.

4. The Commission approves the issuance and sale of Bonds in an aggregate principal amount not to exceed the Securitizable Balance, in one or more series and/or tranches to be sold at one or more times.

5. The Commission hereby approves the recovery and payment of all Upfront Financing Costs known to or estimated by New York State Electric & Gas Corporation at the time of the sale of the Bonds from the proceeds of the sale of the Bonds.

6. The Commission hereby approves the method for reconciling actual and estimated Upfront Financing Costs as described in the Finding of Fact Paragraph 2, and to the extent necessary the recovery of those Upfront Financing Costs.

7. The Commission authorizes, in the event that it identifies any unsupported major storm expense requiring downward adjustment in New York State Electric & Gas Corporation’s major storm regulatory asset balance as of June 30, 2024 subsequent to securitization, the establishment of a regulatory liability equivalent to the adjustment to be refunded to customers in New York State Electric & Gas Corporation’s next base rate case, provided that no such adjustment or refund shall impact the Bonds, the Recovery Property or the Recovery Charges. Any such regulatory liability will accrue carrying charges at the weighted average cost of capital.

8. The Commission hereby authorizes and approves the imposition, billing and collection of the Recovery Charges to recover from Customers the principal and interest payable on the Bonds and the other Ongoing Financing Costs. Such Recovery Charges shall be in an amount sufficient at all times to provide for the full and timely payment of scheduled principal of and interest on the Bonds, the payment and recovery of all other Ongoing Financing Costs and any required replenishment of the capital subaccount.

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9. The Commission hereby approves the financing, recovery and payment of the Recovery Costs, including the Upfront Financing Costs, through the sale of the Recovery Property and the issuance of the Bonds.

10. New York State Electric & Gas Corporation shall structure the Bond transaction in a way that complies with the “safe harbor” provisions of IRS Revenue Procedure 2005-62, as modified by IRS Revenue Procedure 2024-15.

11. The Commission hereby approves the form of tariff attached to the Petition and further orders New York State Electric & Gas Corporation to file the tariff with the rate elements blank. Contemporaneously with the submission of its Issuance Advice Letter New York State Electric & Gas Corporation will submit a compliance tariff statement bearing an effective date no earlier than four (4) business days after such submission, containing the rate elements of the Recovery Charges for each of their Customer service classes. That compliance tariff statement shall become effective on the date the Bonds are issued with no further action of the Commission unless the Commission issues an order as described in Ordering Paragraph 23.

12. The Commission hereby approves the True-Up Mechanism specified in Exhibit B to this Order. The True-Up Mechanism shall also be used to determine the initial Recovery Charge, which shall be specified in the Issuance Advice Letter and the tariff. The True-Up Mechanism shall thereafter be applied at least semi-annually (and quarterly beginning 12 months prior to the scheduled final Bond payment date of the latest maturing tranche of bonds) to correct for any over-collection or under-collection of Recovery Charges and to provide for timely payment of scheduled principal of and interest on the Bonds, the payment and recovery of all other Ongoing Financing Costs and, to the extent required, replenishment of the capital subaccount. The Commission hereby approves the request of New York State Electric & Gas Corporation that each adjustment to the Recovery Charge Statement setting forth the Storm Recovery Surcharge rates shall be filed with the Commission not less than five (5) days prior to the effective date of the compliance tariff statement and automatically become effective on the effective date set forth in the compliance tariff statement. Consistent with the credit rating agencies’ requirements, the Commission’s review of any adjustment pursuant to the true-up mechanism will be limited to mathematical or clerical errors and any such errors discovered in such review shall be addressed in a subsequent True-Up adjustment filing.

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13. The Commission hereby approves the recovery and payment of all Ongoing Financing Costs from the collections of the Recovery Charges.

14. The Recovery Property will be created by operation of law upon the issuance of the Bonds. The Recovery Property shall include the right to impose, bill and collect the Recovery Charges described in this Order and the right, title and interest (a) in and to the Recovery Charges, as adjusted from time to time in accordance with True-Up Mechanism; (b) in and to all revenues, collections, claims, payments, money, or proceeds of or arising from the Recovery Charges or constituting Recovery Charges, regardless of whether such revenues, collections, claims, payments, money, or proceeds are imposed, billed, received, collected or maintained together with or commingled with other revenues, collections, claims, payments, money or proceeds; and (c) in and to all rights to obtain adjustments to the Recovery Charges pursuant to the terms of this Order.

15. The Recovery Property shall be used to pay and secure the payment of the Bonds and other Ongoing Financing Costs. The Servicer, on behalf of the owner of the Recovery Property, is hereby authorized to impose, bill and collect the Recovery Charges, and to adjust such Recovery Charges from time to time pursuant to the True-Up Mechanism set forth in Exhibit B hereto, to pay debt service on the Bonds and other Ongoing Financing Costs on a timely basis.

16. The Recovery Charges shall be nonbypassable and paid by all existing and future Customers within New York State Electric & Gas Corporation’s Service Area receiving transmission or distribution service, or both, from New York State Electric & Gas Corporation or its successors or assignees under rate schedules or special contracts approved by this Commission.

17. The allocation methodology for allocating the Recovery Charges among Customer service classes in Finding of Fact paragraph 8 is hereby approved.

18. The allocation methodology for addressing partial payments described in Finding of Fact paragraph 10 is hereby approved.

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19. The Commission approves an expected recovery period of approximately ten years and authorizes the Recovery Charges to be imposed and billed for no more than three (3) additional years, if required. Nothing in this paragraph shall prohibit New York State Electric & Gas Corporation from collecting billed but unpaid Recovery Charges from Customers after such date.

20. If the State of New York or this Commission decides to allow billing, collection, and remittance of the Recovery Charges by a third-party supplier within New York State Electric & Gas Corporation’s Service Area, such authorization will be consistent with the rating agencies’ requirements necessary for the Bonds to receive and maintain the targeted triple-A rating.

21. The Bonds shall be without recourse to the credit or any assets of New York State Electric & Gas Corporation, subject to the indemnification provisions contained in the Basic Documents applicable to New York State Electric & Gas Corporation.

22. Pursuant to Section 8 of the Act, the Bonds shall contain on the face thereof a statement to the following effect: “Neither the full faith and credit nor the taxing power of the State of New York is pledged to the payment of the principal of, or interest on, this bond.”

23. New York State Electric & Gas Corporation shall file with the Commission, no later than the first business day after the completion of the pricing of the Bonds in accordance with the Underwriting Agreement, an Issuance Advice Letter in substantially the form attached hereto as Exhibit C. The Bonds will be issued, in accordance with their terms, unless prior to noon on the fourth business day after the pricing of the Bonds the Commission issues an order stating that the transaction may not proceed and the basis for that disapproval.

24. The Servicer shall file, within 15 days after each Bond payment date, with the Commission and the Indenture Trustee a periodic report showing the billing and collection of Recovery Charges, remittances to the Indenture Trustee, the application of Recovery Charge revenues to debt service on the Bonds, other Ongoing Financing Costs and replenishment of the Capital Subaccount, if any, by the Indenture Trustee as directed by the Servicer, and the balances in the collection account, including all subaccounts, as of a particular date. Failure to file such periodic reports shall not affect the validity of the Bonds, the Recovery Property or the Recovery Charges.

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25. The Servicer shall file at least annually with the Commission, the governor, the temporary president of the senate, the speaker of the assembly, the chair of the senate finance committee, and the chair of the assembly ways and means committee, a periodic report showing the billing and collection of Recovery Charges, the application of Recovery Charge revenues to debt service on the Bonds and other Ongoing Financing Costs, and the balances in any accounts required by this Order, and any other information the Commission deems necessary. Failure to file such periodic reports shall not affect the validity of the Bonds, the Recovery Property or the Recovery Charges.

26. New York State Electric & Gas Corporation is authorized to form an Special Purpose Entity to be structured as described in Finding of Fact paragraph 4. The capital contribution by New York State Electric & Gas Corporation to be deposited into the capital subaccount shall be funded by New York State Electric & Gas Corporation and not from the proceeds of the sale of Bonds at an amount not less than 0.50% of the initial aggregate principal amount of the Bonds as required by tax and rating agency requirements at the time of issuance. New York State Electric & Gas Corporation is authorized to receive a return on the capital contribution at the WACC of New York State Electric & Gas Corporation, which for Rate Year 2 is 8.08%. This return amount will be adjusted from time to time as a result of changes authorized to New York State Electric & Gas Corporation’s cost of capital in future rate cases and will be an Ongoing Financing Costs recoverable through the Recovery Charges. Upon payment of the principal amount of all the Bonds and the discharge of all obligations in respect thereof, all amounts in the capital subaccount, will be released to the Special Purpose Entity for payment to New York State Electric & Gas Corporation, with any investment earnings on funds in the capital subaccount to be accounted for as a regulatory liability to be addressed in a future proceeding.

27. If an event of default with respect to the Bonds has occurred and is continuing, the transfer of the Special Purpose Entity’s Recovery Property to a third party as provided in the Indenture does not require Commission approval.

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28. The Special Purpose Entity is hereby authorized to contract with New York State Electric & Gas Corporation, as initial Servicer, for an initial annual servicing fee of 0.05% of the initial aggregate principal amount of the Bonds and (without duplication) for reimbursement of all reasonable out-of-pocket expenses incurred by New York State Electric & Gas Corporation in the performance of its duties as Servicer, to enable New York State Electric & Gas Corporation to recover the incremental costs to New York State Electric & Gas Corporation of performing the services required under the Servicing Agreement. The Special Purpose Entity is hereby authorized to contract with a successor Servicer for a larger servicing fee of not more than 0.60% of the initial aggregate principal amount of the Bonds if such successor Servicer is not affiliated with New York State Electric & Gas Corporation or is not performing similar services with respect to the base rates of New York State Electric & Gas Corporation.

29. The Special Purpose Entity is authorized to contract with New York State Electric & Gas Corporation, as administrator, for an annual administration fee of $62,500 and (without duplication) for the reimbursement of all reasonable out-of-pocket expenses incurred by New York State Electric & Gas Corporation in performance of its duties as administrator.

30. This Order shall become irrevocable and shall not be amended after the earlier of the transfer of Recovery Property or the issuance of the Bonds.

31. All regulatory approvals within the jurisdiction of the Commission that are necessary for the recovery of the Recovery Costs and associated Up-Front Financing Costs through securitization that are the subject of the Petition, and all related transactions contemplated within the Petition, are granted.

32. All motions, requests for entry of specific findings of fact and conclusions of law, and any other requests for general or specific relief not expressly granted herein, are denied.

33. New York State Electric & Gas Corporation is directed to file tariff amendments effectuating the Recovery Charge as discussed in body of this Order on not less than four business days’ notice to become effective on January 1, 2025.

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34. New York State Electric & Gas Corporation is directed to file the initial “Recovery Charge Statement” on not less than one day’s notice with zero rates to become effective on January 1, 2025. New York State Electric & Gas Corporation is directed to update the rates once the Recovery Bonds have been priced and surcharged rates are known. The Recovery Charge Statement shall continue to be filed on not less than one day’s notice to reflect any interim or updated surcharge rates as necessary to allow the appropriate recovery of storm costs until discontinued by the Commission.

35. As discussed in the body of this Order, the requirements of PSL §66(12)(b) and 16 NYCRR §720-8.1 that newspaper publication be completed before the effective date of the tariff amendments authorized in Ordering Clause Nos. 33 and 34 are waived.

36. New York State Electric & Gas Corporation is directed to notify customers of the Commission’s determination in this proceeding, within 120 days of the issuance of this Order, as directed in the body of this Order.

37. New York State Electric & Gas Corporation shall file with the Secretary to the Commission proof of such notification to customers within 120 days of issuance of this Order.

38. This proceeding is continued.

By the Commission,

(SIGNED)	MICHELLE L. PHILLIPS
Secretary

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EXHIBIT A

ESTIMATED SECURITIZABLE BALANCE

Recovery Costs	$679,576,305
Estimated Upfront Financing Costs	$27,223,695
Total (Estimated Securitizable Balance)	$706,800,000

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EXHIBIT B

ADJUSTMENT MECHANISM AND MATHEMATICAL FORMULA

Adjustment Calculation

The Servicer will make adjustments to the Recovery Charge at least semi-annually, beginning no more than six months from issuance of the Bonds and continuing until the legal final maturity date of the Bonds (or any series of Bonds). The Semi-Annual True-up (defined below) and the Quarterly True-up (defined below) will both be performed on a mandatory basis; and the Interim True-up (defined below) will only be performed if the Servicer projects under-collections. For each Semi-Annual True-up, Interim True-up, and any Quarterly True-up, the Servicer will file with the Commission an adjustment to the Recovery Charge Statement setting forth the Storm Recovery Surcharge rates not less than five (5) days prior to the effective date of the compliance tariff statement which shall automatically become effective on the effective date set forth in the compliance tariff statement. The Commission’s review of any adjustment pursuant to the true-up mechanism will be limited to mathematical or clerical errors and any such errors discovered in such review shall be addressed in a subsequent True-Up adjustment filing.

Semi-Annually, the Servicer will file a compliance tariff statement (i) to correct for any over-collections or under-collections to date and anticipated to be experienced up to the date of the next annual adjustment and (ii) to ensure that the expected collections of the Recovery Charge are sufficient to pay timely principal and interest on the Bonds when due pursuant to the expected amortization schedule, to make timely payment of all other Ongoing Financing Costs, and, if necessary, to replenish the capital subaccount (the “Semi-Annual True-up”). Additionally, the Servicer may file at any time an interim compliance tariff statement to ensure that the expected collections of the Recovery Charge are sufficient to pay timely principal and interest on the Bonds when due pursuant to the expected amortization schedule, to make timely payment of all other Ongoing Financing Costs, and, if necessary, to replenish the capital subaccount (the “Interim True-up”).

Beginning twelve months prior to the scheduled final payment date of the latest maturing tranche of bonds, the Servicer will file quarterly adjustments (the “Quarterly True-up”) to the Recovery Charge to ensure that the Recovery Charge collections will be sufficient to pay timely interest and scheduled principal on the Bonds (or any series of Bonds) and to make timely payment of all other Ongoing Financing Costs.

The Servicer will, for each Semi-Annual True-Up, Quarterly True-up and Interim True-Up calculate a Recovery Charge for the Bonds in accordance with the True-Up Mechanism set forth in this Exhibit B.

The Recovery Charge will be calculated as follows:

(1) The Servicer will calculate the Periodic Payment Requirement (as defined below) for the next six-month period, or if shorter the period from the adjustment date (or, in the case of the initial Recovery Charge calculation, the closing date of the Bonds) to and including the next bond payment date, as well as the Periodic Payment Requirement for the next succeeding six month period ending on the following bond

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payment date (each, a “Payment Period”). The “Periodic Payment Requirement” or “PPR” covers all scheduled (or legally due) payments of principal (including, if any, prior scheduled but unpaid principal payments), interest, replenishment of the capital subaccount (if any), and other ongoing financing costs to be paid during such Payment Period;

(2) The Periodic Billing Requirement (as defined below) will be calculated for the upcoming Payment Period, using the most recent information of NYSEG regarding write offs, delinquencies, average days sales outstanding data, collection lags, or other collection data, to determine the amount of Recovery Charge revenue that must be billed during that upcoming Payment Period to ensure that sufficient Recovery Charge revenues will be received to satisfy the Periodic Payment Requirement for such Payment Period. Such amount is referred to as the “Periodic Billing Requirement” or “PBR”;

(3) The PBR will also be calculated using the most recent information of NYSEG regarding write offs, delinquencies, average days sales outstanding data, collection lags, or other collection data, to determine the amount of Recovery Charge revenue that must be billed to ensure that sufficient Recovery Charge revenues will be received to satisfy the Periodic Payment Requirement for both the upcoming Payment Period and the next succeeding Payment Period (the “Combined Payment Periods”);

(4) The PBR for the upcoming Payment Period and the Combined Payment Periods will each be allocated among NYSEG’s various Customer service classes based on applicable year delivery service revenues from NYSEG’s current rate plan and will subsequently be allocated among NYSEG’s service classes based on the delivery service revenue allocators approved by the Commission in the NYSEG’s current effective rate plan at the time of the Storm Recovery Surcharge calculation;

(5) The Recovery Charges for each of NYSEG’s customer service classes for both the upcoming Payment Period and the Combined Payment Periods are determined on a per kwh basis for non-demand Customers, on a per kw basis for demand billed Customers and on an on-peak as-used demand basis for standby service and optional demand service Customers; and

(6) Finally, after the calculations for the periods described in paragraphs (2) and (3) above are made, the rates that return the higher overall revenue based on the forecasted billing units for the upcoming six-month effective rate period will be the Recovery Charge effective on the next adjustment date.

All true-up adjustments to the Recovery Charges will ensure the billing of Recovery Charges necessary to satisfy the Periodic Payment Requirement for the Bonds for each Payment Period during such 12-month period (or shorter period) following the adjustment date of the Recovery Charge. True-up adjustments will be based upon the cumulative differences (either positive or negative), regardless of the reason, between the Periodic Payment Requirement and the actual amount of Recovery Charge collections remitted to the trustee for the Bonds.

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EXHIBIT C

FORM OF ISSUANCE ADVICE LETTER

 day of   , 202[ ]

[ ]

ORDER NO.

ISSUANCE ADVICE LETTER FOR RECOVERY BONDS

Pursuant to the Storm Recovery Cost Financing Order No. _ (the “Financing Order”) issued by the Commission on , 202[ ], New York State Electric & Gas Corporation, as the initial servicer of the Bonds, hereby submits this Issuance Advice Letter with respect to the Bonds priced on                          , 202[ ]. Any capitalized terms not defined in this Issuance Advice Letter shall have the meanings ascribed to them in the Financing Order.

PURPOSE:

This filing sets forth the following:

(a)	Terms of Issuance, including pricing and principal amount of the Bonds;

(b)	The net proceeds from the sale of the Bonds and estimated Upfront Financing Costs;

(c)	The initial Recovery Charge;

(d)	A description of the Recovery Costs to be financed and the amount thereof; and

(e)	The expected savings to Customers.

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A.	ACTUAL TERMS OF ISSUANCE:

Issuer:	[ ]
Total Amount Issued:	$[ ]
Trustee: [ ]	[ ]
Sale Date: [ ]	[ ]
Closing Date:	[ ]
Bond Ratings: [*]	S&P [AAA(sf)], Moody’s [Aaa(sf)]
Target Amortization Schedule: [*]	See Schedule B.
Call Provisions:[*]	Non-callable
Payments to Holders:[*]	Semi-annually, Beginning on [ ]
Required Reserve Level	[0.50% of the initial aggregate principal amount of the Bonds]

The initial annual Servicing Fee as a percentage of the original Bond principal balance is   %.

The principal amounts of each Tranche of the Bonds to be issued and sold by [  ] on   , 202[  ]   are as follows:

Tranche	Principal Amount	Scheduled Final Payment Date	Legal Final Maturity	Interest Rate	Yield
		/ /	/ /
		/ /	/ /
		/ /	/ /
		/ /	/ /
		/ /	/ /
		/ /	/ /
		/ /	/ /
		/ /	/ /
		/ /	/ /
		/ /	/ /

Total

None of the Bonds will have a final maturity exceeding [  ] years from the date of their issuance.

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The Bonds, taken as a whole, are expected to have the following weighted average yield and life:

Effective Annual Weighted Average Yield on the Bonds:	[ ]%
Expected Weighted Average Life at Issuance:	[ ] yrs

B.	NET PROCEEDS:

The net proceeds from the sale of the Bonds are as follows:

AMOUNT

1	Gross Proceeds

2	Upfront Financing Costs (see Schedule C-1)

3	Net Proceeds (Line 1 — Line 3)

INITIAL CHARGE:

The table below shows the current assumptions for variables used in the calculation of the initial Recovery Charge.

Input Values for Initial Recovery Charge

Applicable period: from , to ,

Forecasted retail kWh sales for the applicable period:	Bond payments

and estimated other Ongoing
Financing Costs for the applicable period:	$

Percent of billed amounts expected to be charged-off

as a result of uncollectibles:	%

Percent of billed amounts expected to be delinquent:	%

Forecasted % of billed amounts paid during the applicable period:%

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The allocated initial Recovery Charge:

Customer Service Class	Initial Recovery Charge ($/kWh)	Initial Recovery Charge ($/kW)

1 - Residential Regular	C-3	Not Applicable

8 - Residential Day/Night		Not Applicable

12 - Residential Time-of-Use		Not Applicable

5 - Outdoor Lighting		Not Applicable

6 - General Service Regular		Not Applicable

9 - General Service Day/Night		Not Applicable

2 - General Service with Demand	Not Applicable

3P - Primary Service with Demand	Not Applicable

3S - Subtransmission Service with Demand	Not Applicable

7-1 - Time-of-Use Secondary Service	Not Applicable

7-2 - Time-of-Use Primary Service	Not Applicable

7-3 - Time-of-Use Subtransmission Service	Not Applicable

7-4 - Time-of-Use Transmission Service	Not Applicable

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Forecasted retail kWh sales billed and collected during the applicable period:

Total billing requirement for applicable period:	$

Initial Charge per kWh	$

C.	RECOVERY COSTS TO BE FUNDED:

The net proceeds from the sale of the Bonds will be used to purchase the Recovery Property. The Recovery Costs to be recovered with the proceeds of the sale of the Recovery Property are set forth in Schedule A hereto.

D.	EXPECTED SAVINGS:

The expected Net Present Value Savings to Customers, calculated pursuant to the Financing Order, the Principal and Interest based upon the scheduled payments on the Bonds specified in Schedule B hereto, the expected other Ongoing Financing Costs specified in Schedule C-2 hereto, and the expected Recovery Charges specified in Schedule D hereto, and the Aggregate Expected Debt Service specified in Schedule E hereto, are as follows:

	Traditional Storm Recovery	Securitization Debt Service	Expected Savings
Net Present Value	$	$	$

E.	BASIC DOCUMENTS:

Attached to this Issuance Advice Letter are forms of the Servicing Agreement, Administration Agreement, Indenture, and Sale Agreement to be executed and delivered in connection with the issuance of the Bonds.

Respectfully submitted:

New York State Electric & Gas Corporation (“NYSEG”), as Servicer

By: [Title]

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SCHEDULE A

[Description of Recovery Costs to be financed and estimated amount thereof to be inserted here.]

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SCHEDULE B

SCHEDULED BOND PAYMENTS

SERIES [_] , TRANCHE [_]
Payment	Principal			Total
Date	Balance	Interest	Principal	Payment

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SCHEDULE C-1

UPFRONT FINANCING COSTS (estimated):

Underwriting fees/expenses	$
Legal fees and expenses for NYSEG and the SPE
Legal fees and expenses for underwriters’ counsel
Rating agency fees
Capitalized Interest
Indenture Trustee fee
Legal fees and expenses for Bond Trustee’s counsel
Structuring Agent fees and expenses
Operational and IT Development Costs
Accountant’s / auditor’s fees
Printing and filing fees
SEC Registration Fee
Original issue discount
Accrued Carrying Costs from and including July 1, 2024 through the issuance of the Bonds
Miscellaneous
Total estimated Upfront Financing Costs	$

The Upfront Financing Costs detailed in the table above are authorized by the Financing Order and approved by the Commission.

SCHEDULE C-2

ESTIMATED OTHER ONGOING FINANCING COSTS

ANNUAL AMOUNT

ONGOING FINANCING COSTS (estimated)

Servicing fee (NYSEG as Servicer) (0.05%) of the initial aggregate principal amount of Bonds) and reasonable out-of-pocket expenses	$
Administration fee and reasonable out-of-pocket expenses
Accounting fees and expenses
Legal fees and expenses
Rating Agency fees and expenses
Indenture Trustee Fees and expenses
Independent Manager fees
Return on Equity
Reimbursement for any taxes or fees imposed on any Recovery Charge revenues
Miscellaneous

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TOTAL ANNUALIZED ONGOING FINANCING COSTS (with NYSEG as Servicer)	$
Servicing Fee (Third Party as Servicer) (0.60% of initial aggregate principal amount of Bonds) and reasonable out-of-pocket expenses
TOTAL ANNUALIZED ONGOING FINANCING COSTS (Third Party as Servicer)	$

The Ongoing Financing Costs detailed in the table above are authorized by the Financing Order and approved by the Commission.

Note: The amounts shown for each category of Ongoing Financing Costs on this attachment are the expected expenses on an annualized basis. Recovery Charges will be adjusted at least semi-annually (and at least quarterly beginning 12 months prior to the last scheduled final Bond payment date until such Bonds are paid in full) to reflect any changes in Ongoing Financing Costs through the true-up mechanism described in the Financing Order.

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SCHEDULE D

SUMMARY OF EXPECTED CHARGES

Year	Bond Payments[1]	Other Ongoing Financing Costs[2]	Recovery Charge Requirement[3]	Present Value of Expected Recovery Charges[4]

[1]	From Schedule B.
[2]	From Schedule C-2.
[3]	Sum of Bond payments and Ongoing Financing Costs, adjusted for applicable taxes, delinquencies, uncollectibles and billing lags.
[4]	The discount rate used is the weighted average interest cost of the Bonds.